UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zimmer Energy Transition Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
989570106
(CUSIP NUMBER)
Barbara Burger
Zimmer Partners, LP
9 West 57th Street, 33rd Floor
New York, NY 10019
(212) 440-0749
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 9, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   [  ].
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS ZP Master Utility Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 989570106		13D
1	NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 989570106	13D

1	NAME OF REPORTING PERSONS Sequentis Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 989570106		13D
1	NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, IN

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Zimmer Partners, LP (“Zimmer Partners”), ZP Master Utility Fund, Ltd. (“Master Utility”), Zimmer Partners GP, LLC (“Zimmer GP”), Sequentis Financial LLC (“Sequentis”) and Stuart J. Zimmer (collectively, the “Reporting Persons”) on June 25, 2021. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 2, 2023, the Issuer announced that it will redeem all of its outstanding shares of Class A Common Stock that were included in the units issued in its initial public offering (the “Public Shares”), effective as of the close of business on June 16, 2023, as the Issuer will not consummate an initial business combination within the time period required by its Amended and Restated Certificate of Incorporation (the “Charter”).  The per share redemption price for the Public Shares will be $10.24600261, which was definitively determined on June 9, 2023.

Pursuant to its Charter, if the Issuer does not complete its initial business combination by June 18, 2023, then the Issuer will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account, including interest earned on the funds held in the Issuer’s trust account and not previously released to the Issuer to pay its franchise and income taxes (less up to $105,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish the holders of Public Shares’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Issuer’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to the Issuer’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

As of the close of business on June 16, 2023, the Public Shares, including all shares of Class A Common Stock that were beneficially owned by the Reporting Persons, will be deemed cancelled and will represent only the right to receive the redemption amount.  There will be no redemption rights or liquidating distributions with respect to the Issuer’s Public Warrants and Private Placement Warrants, including those Public Warrants and Private Placement Warrants beneficially owned by the Reporting Persons, which will expire worthless.  The shares of the Issuer's Class B Common Stock held by ZETA Sponsor LLC will remain outstanding following the redemption of the Public Shares and expiration of the Public Warrants and Private Placement Warrants.

William F. Sloan is no longer the Issuer’s President.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The Reporting Persons no longer beneficially own any shares of Class A Common Stock.

(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, there have been no transactions in shares of Class A Common Stock by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 and Item 4 is incorporated herein by reference.

(e) On June 9, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 13, 2023

Zimmer Partners, LP

By: Zimmer Partners GP, LLC, its general partner

By: /s/ Barbara Burger
Barbara Burger
Authorized Signatory

ZP Master Utility Fund, Ltd.

By: Zimmer Partners, LP, its investment manager
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger
Barbara Burger
Authorized Signatory

Zimmer Partners GP, LLC By: Sequentis Financial LLC, its Sole Member

By: /s/ Stuart J. Zimmer
Stuart J. Zimmer
Director

Sequentis Financial LLC

By: /s/ Stuart J. Zimmer
Stuart J. Zimmer
Director

/s/ Stuart J. Zimmer
Stuart J. Zimmer